August 19, 2009

Jay M. Gellert
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

**Re:    Health Net, Inc.**
**Form 10-K for the Year Ended December 31, 2008**
**Filed February 27, 2009**
**File No. 001-12718**

Dear Mr. Gellert:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director